Exhibit No. 17.1

I hereby submit my resignation, effective immediately, as both VP/General Counsel and Secretary of the corporation. I have accepted a position with another company which offers an opportunity to further my current career goals and achieve growth.

It has been my genuine pleasure to work for TechnoConcepts during the past three years. I have enjoyed working with the corporation's fine team of professionals, and will miss my associations here. I wish you and TechnoConcepts continued success in all future endeavors.

Eric Pommer
VP / General Counsel
TechnoConcepts Inc. dba Terocelo Inc.
14945 Ventura Blvd. Suite 300
Sherman Oaks, CA 91403, USA
Tel: +1 818-981-8111
Fax: +1 818-981-4405

epommer@terocelo.com
www.terocelo.com